September 2, 2011

Attn:  Martin James
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC  20549

RE:          Applied Minerals, Inc. File No. 000-31380
Response to SEC Comment Letter dated August 16, 2011

Dear Mr. James:

On behalf of Applied Minerals, Inc., I am writing in response to your comment letter dated August 16, 2011, as referenced above.  As noted in your correspondence, such comments include the filings for Form 10-K for Applied Minerals, Inc.’s fiscal year ended December 31, 2010, Form 10-Q for the quarterly period ended March 31, 2011, and Form 10-Q for the quarterly period ended June 30, 2011.  I am hopeful that this letter will assist in clarifying the items set forth in your correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2010:

General

1.	Comment: We note you plan to amend the following items and exhibits in your Form 10-K for the fiscal year ended December 31, 2010:
•	Item 6 in response to prior comments 1 and 3;
•	Item 8A in response to prior comment 4;
•	Item 7 in response to prior comments 5, 7, 8, 11, 12, 13, 15, 17, 20, 21, 26, 27, 28, 30, and 34; and
•	Exhibits 31.1 and 31.2 in response to prior comments 36, 37, and 38.

We further note that you plan to amend exhibits 31.1 and 31.2 in your March 31, 2011 Form 10-Q in response to prior comments 36, 37, and 38.  Please note we may have additional comments after we review the amendments.

Response: Duly noted.

2.	Comment: Further, please also amend your Form 10-Q for the quarterly period ended March 31, 2011 to reflect your responses to prior comments 8 and 13.

Response: Duly noted.

Item 6.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 12

Results of Operations, page 14

3.
Comment: We refer to your response to prior comment 2.  Please revise this section in the amended 10-K to provide expanded disclosure, similar to your response regarding the nature and amounts of significant components of your 2009 and 2010 legal expenses.

Response: Duly noted.

Item 7.  Financial Statements and Supplementary Data, page 16

Report of Independent Registered Public Accounting Firm, page F-21

4.
Comment: We acknowledge your response to comment 6.  In your planned amendment to this Form 10-K, please revise Note 1 to your consolidated financial statements to include disclosure similar to the last two sentences of your response that clarify why you consider the company to be in the exploration stage.

Response: Duly noted.

Consolidated Balance Sheets, page F-23

5.
Comment: Further to your response to prior comment 8, please explain why you continue to reflect liabilities from discontinued operations as “other liabilities” in your Form 10-Q for the six months ended June 30, 2011.

Answer:  As per ASC 205-20, liabilities associated from discontinued operations have been combined in a separate caption.  Upon review, the amounts labeled as “liabilities from discontinued operations” will be more appropriately reflected in the respective current or long-term, with amounts separately captioned under each category, where necessary.  The 10-K for the year ended December 31, 2010, and each 10-Q for the periods ended March 31, and June 30, 2011 will be amended to reflect the liabilities from discontinued operations in their appropriate category (e.g. current or long-term).

6.
Comment: Further to your response to comment 10 regarding the classification of the amounts recorded as net proceeds (expenses) from legal settlement within other non-operating expenses, please further explain the nature of the amounts reflected and why you believe the amounts should not be classified as operating expenses.

Answer: The Company and certain of its former officers were defendants in a class action In Re Atlas Mining Company Securities Litigation.  In July 2009 the company interest into an agreement with the plaintiffs and, in January 2010, the agreement was approved by the United States District Court for the District of Idaho.  The net expense incurred by this legal settlement was $292,238, which reflects certain fees paid for legal services not covered by insurance, partially offset by the value of stock forfeited by certain former officers as part of the settlement agreement.

Statement of Cash Flows, page F-28

7.
Comment: We refer to your response to comment 14.  In future filings, when including any amendments, please include a description of your non-controlling interests, similar to your response, in a note to the consolidated financial statements.

Response: Duly noted.

Note 3.  Summary of Significant Accounting Policies, page F-29

8.	Comment: Further to your response to prior comment 16 in the amended Form 10-K, please revise your disclosure of conventional convertible debt to be consistent with ASC-815-40-25-39.

Response: Duly noted.

9.
Comment: We acknowledge your response to prior comment 16.  Based on your response, it appears the conversion option is for a fixed number of shares or the equivalent amount of cash; however, the paid-in-kind interest may be issued at a price lower than market.  If true, please revise your disclosure in the first paragraph on page F-30 to clarify that the beneficial conversion feature exists only with respect to the newly issued notes related to the paid-in-kind interest, similar to the last two sentences of your response.

Response: Duly noted.

10.
Comment: Further to your response to prior comment 18, please discuss how your calculation considered ASC-470-20-30-5 through 30-8, which requires you to determine the intrinsic value based on the effective conversion price and if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, then you should limit the amount of the discount assigned to the beneficial conversion feature to the amount of the proceeds allocated to the convertible instrument.

Response:  Per ASC 470-20-30-6, the intrinsic value is being calculated at the commitment date as the difference between the conversion price and fair value of the common stock into which the security is convertible, multiplied by the number of shares.  Where there is an intrinsic value calculated, the associated discount is recorded and amortized over the life of the note, or is amortized in total when the instrument is converted.  Where the intrinsic value may exceed proceeds allocated to the convertible debt, the amount of discount is limited to the amount of proceeds allocated to the convertible instrument.  In review of calculations, there was not a circumstance where the intrinsic value exceeded the amount of proceeds allocated to the convertible instrument.

Note 5.  Stock Award Payable, page F-33

11.	Comment: We refer to your response to comment 22. Please further clarify in your disclosure the methodology used to value the awards to determine the grant date fair value (e.g. Black Scholes).

Response:  The disclosure regarding the stock awards will also include the method of valuation of the awards.  The methodology used is total number of shares owed multiplied by the closing value on the date of grant.  This calculation of fair value of the shares is the most reliably measured at the closing market value on grant date.

12.
Comment: Further to your response to prior comment 22.   Since Messrs. Dumont and Gaensbauer were granted the stock awards as a result of employment agreements, please explain why you accounted for the vested stock awards under ASC 505-50 since that guideline applies to equity-based payments to non-employees.  Please tell us why you did not consider ASC 718.  Furthermore, please summarize the terms of the stock awards that require you to revalue the awards at each balance sheet date.  Tell us how you considered ASC 718-10-25-6 through 25-19.

Response:  The accounting of initial measurement of the stock awards under ASC 505-50-30-2 and 30-6 meant the award was recorded on the grant date at fair (market) value per share as such value was the most reliable measurement tool.  Similarly under ASC 718-10-30-2, the initial measure of the share-based transaction with employees shall be measured based on fair value of the equity instruments issued.  Because the shares could have been immediately issued upon signing of the employment agreement, the value of the shares is based on closing market as that was the most reliable measurement tool for the value of the shares granted.

There is not a specific term within the stock award defined in Messrs. Dumont and Gaensbauer’s employment agreement that requires revaluation at the each balance sheet date.  However, if the remaining stock award payable to Mr. Gaensbauer were to be issued, the fair value would be calculated as the closing market value on the date of issuance.  As Mr. Gaensbauer may have the ability to demand issuance of the shares associated with his stock award, the shares are revalued at the balance sheet date to conservatively value the cost of such award had it been demanded on that date.

ASC 718-10-25-6 through 25-19 provides guidance for determining whether to account for share based payments as equity or liabilities.  Given the examples and descriptions provided in ASC 718-10-25-7 through 25-18, the stock awards as granted and vested to Mr. Gaensbauer do not fall under any of the definitions.  Therefore, ASC 718-10-25-6 states that, in determining whether an instrument not specifically discussed in those paragraphs shall be classified as a liability or as equity, an entity shall apply generally accepted accounting principles (GAAP) applicable to financial instruments issued in transaction not involving share-based payment.  The company views this stock award as similar to a signing bonus where, when the employment agreement was signed, Mr. Gaensbauer would have been paid the bonus, accounting for payroll and other required taxes related to a payroll related renumeration (as prescribed in ASC 718-10-25-19).  Therefore, the shares have been accounted for as a liability as the agreed upon signing bonus has not yet been paid.

Note 7.  Convertible Debt (PIK Notes), page F-35

13.
Comment: We refer to your responses to comments 24 and 25.  In future filings, including any amendments, please disclose that the conversion rate was above the market rate of the common stock on the date of issue and also indicate the conversion rate is fixed.

Response: Duly noted.

Note 8.  Stockholders’ Equity, page F-35

14.
Comment: We acknowledge your response to comment 30.  Please tell us how you considered FASB ASC 505-50-30-2 in determining how you value the options granted to outside consultants.  If applicable in future filings, including any amendments, please disclose whether the share-based payment transactions with nonemployees are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

Response:  We have granted common stock and warrants to purchase common stock to certain nonemployees for services they have provided the company.  Upon receipt of an invoice for services provided, we have expensed the issuance of common stock, or warrants to purchase common stock, that has been of equal value to the services provided.   The amendments of the Form 10-K for the period ended December 31, 2010 and the Form 10-Q for the periods ended both March 31, 2010 and June 30, 2011, and all future filings, will include language pursuant to ASC 505-50-30-2 stating that the fair value of the consideration received from nonemployees is more reliably measurable.

Note 9.  Options and Warrants to Purchase Common Stock, page F-38

15.
Comment: Further to your response to prior comments 31, please tell us how you determined that the warrants are indexed to your own stock.  Please tell us your consideration of Example 17 in ASC 815-40-55-42.

Response: We have reviewed the guidance provided by ASC 815-40 and have determined that the warrant instruments, referred to in prior comment 31, cannot be precluded from being described as being indexed to our own stock.  Using the two-step approach described in ASC 815-40-15-7, we determined that the warrants (i) are not based on an observable market other than the market for our stock per ASC 815-40-15-7A and (ii) per ASC 815-40-15-7D, the number of shares used to calculate the settlement amount, while not fixed, are affected only by variables that would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.  We believe Example 17 describes the test our warrant instruments would pass when determining if they are indexed to our own stock or not.

16.	Comment: In future filings, including any amendments, please summarize the circumstances that may lead to changes in the exercise prices of warrants and describe the cashless exercise provision.

Response: Duly noted.

Note 12.  Commitments and Contingencies, page F-40

Environmental Matters, page F-40

17.
Comment: We refer to your response to comment 33.  In future filings, including any amendments, to the extent appropriate please provide disclosure similar to the first sentence in your response indicating you do not have any specific remediation claims.

Response: Duly noted.

Litigation, page F-40

18.
Comment: Further to your response to prior comment 35, we note that under ASC 450-20-50-1 and 50-2, the company should disclose the nature of an accrual made pursuant to provisions of ASC 450-20-25-2 and in some circumstances the amount accrued may be necessary for the financial statements not to be misleading.  Also, if the company meets the criteria in ASC-275-10-50-8, you should include an indication that it is at least reasonably possible that a change in your estimate of your probable liability could occur in the near term.  Please further explain how you considered these requirements in presenting the disclosure in your 10-K.

Response:  Upon further review of ASC 275-10-50-8, a disclosure will be added to the financials to explain that certain amounts were accrued on the balance sheet for amounts owing to the company’s legal firm.  At the time of the issuance of the financial information, the company was confident that the mediation would result in a write-down of fees owed, but was not able to accurately estimate the value of the change in the accrual.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 5 – Stock Award Payable, page 11

19.
Comment: We refer to your response to comment 39.  In future filings, including amendments, please revise the phrase “exepcts to treat the liability appropriately” to more clearly explain to investors your accounting (i.e. you continue to treat the stock award as a payable and continue to adjust the liability to market on a quarterly basis.)

Response: Duly noted.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Consolidated Financial Statements, page 3

Note 3 – Summary of Significant Accounting Policies, page 9

20.
Comment: We note your disclosure that the company consolidated all companies that the company directly controls either through a majority ownership or otherwise.  In your Form 10-K for the year ended December 31, 2010 you disclosed that the financial statements included the accounts of the company and a majority owned subsidiary, Park Copper and Gold.  Please tell us whether there has been any change in the companies that you consolidate or in the ownership interest.  Please also confirm whether all significant intercompany accounts and transactions were eliminated in the interim financial statements.

Response: There has been no change in the company consolidated or the ownership interest of the company as described in our Form 10-K for the period ended December 31, 2010.  Additionally, all significant intercompany accounts and transactions were eliminated in the interim financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview, page 15

21.	Comment: We note your disclosure that the company expects to post the surety bond in May 2011. In future filings please ensure that the disclosure in properly updated.

Response: Duly noted.

Acknowledgements

22.	Comment: As previously requested in our comment letter dated July 1, 2011, please provide a written statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Duly noted.

On behalf of Applied Minerals, Inc., I respectfully submit this response to the SEC comment letter dated August 16, 2011, along with the associated amended Forms 10-K for fiscal year ended December 31, 2010 and 10-Q for the quarter ended March 31, 2011.

Sincerely,

/s/ Christopher T. Carney

Christopher T. Carney
Interim Chief Financial Officer